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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

XATA CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
983882 30 9
(CUSIP Number)
HOWARD S. ZEPRUN
CHIEF ADMINISTRATIVE OFFICER AND GENERAL COUNSEL
TRIDENT CAPITAL, INC.
505 HAMILTON AVENUE
PALO ALTO, CA 94301
TELEPHONE: (650) 289-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
NOVEMBER 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Management-V, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544011

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,910,089 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,910,089 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,910,089 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Comprised of (a) 1,814,827 shares of Series B Preferred Stock, (b) 1,269,036 shares of Series C Preferred Stock, and (c) warrants exercisable for an aggregate of 826,226 shares of Common Stock. Each share of Series B Preferred Stock and Series C Preferred Stock (together, the “Preferred Stock”) is convertible into one share of Common Stock. These shares are held by Trident Capital Fund-V, L.P., Trident Capital Fund V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. (collectively, the “Delaware Trident Entities”), and Trident Capital Parallel Fund-V, C.V. (“TCPV”). Trident Capital Management-V, L.L.C. is the sole general partner of each of the Trident Delaware Entities and the sole investment partner of TCPV.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544013

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,503,287 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,503,287 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,503,287(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(2) Comprised of (a) 1,625,790 shares of Series B Preferred Stock, (b) 1,136,849 shares of Series C Preferred Stock, and (c) warrants exercisable for an aggregate of 740,648 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Affiliates Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		20,335 (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,335 (3)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,335 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(3) Comprised of (a) 9,449 shares of Series B Preferred Stock, (b) 6,607 shares of Series C Preferred Stock, and (c) warrants exercisable for an aggregate of 4,279 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Affiliates Fund (Q), L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544014

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		19,401 (4)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,401 (4)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,401 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(4) Comprised of (a) 9,015 shares of Series B Preferred Stock, (b) 6,305 shares of Series C Preferred Stock, and (c) warrants exercisable for an aggregate of 4,081 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Fund-V Principals Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0544016

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		101,263 (5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		101,263 (5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

101,263 (5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(5) Comprised of (a) 47,056 shares of Series B Preferred Stock, (b) 32,905 shares of Series C Preferred Stock, and (c) warrants exercisable for an aggregate of 21,302 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

CUSIP No.	983882 30 9

1	NAMES OF REPORTING PERSONS: Trident Capital Parallel Fund-V, C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0566626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		265,803 (6)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		265,803 (6)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

265,803 (6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(6) Comprised of (a) 123,517 shares of Series B Preferred Stock, (b) 86,370 shares of Series C Preferred Stock, and (c) warrants exercisable for an aggregate of 55,916 shares of Common Stock. Each share of Preferred Stock is convertible into one share of Common Stock.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D (“Statement”) filed by the parties on December 18, 2003, and Amendment No. 1 filed by the parties on September 21, 2005, respectively, with respect to the common stock, par value $0.01 (“Common Stock”) of Xata Corporation, a Minnesota corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.
Item 4. Purpose of Transaction
Item 4 is hereby amended by inserting the following paragraph as the third paragraph:
104,767 shares of convertible Series B Preferred Stock as a result of dividends payable on the Series B Preferred Stock. Such dividends were paid by the Issuer on November 30, 2005, May 31, 2006 and November 30, 2006.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of March 15, 2007. Percentages are based on 8,452,000 of shares of Common Stock reported by Xata as outstanding as of December 13, 2006.

Ownership/Power	TCMV (1)	TCV (2)	TCVA (3)	TCVAQ (4)	TCVP (5)	TCPV (6)

Beneficial Ownership (7)	3,910,089	3,503,287	20,335	19,401	101,263	265,803

Percentage of Class	31.6%	28.3%	Less than 1%	Less than 1%	Less than 1%	2.15%

Sole Voting Power	3,910,089	3,503,287	20,335	19,401	101,263	265,803

Shared Voting Power	0	0	0	0	0	0

Sole Dispositive Power	3,910,089	3,503,287	20,335	19,401	101,263	265,803

Shared Dispositive Power	0	0	0	0	0	0

(1)	Consists of the shares beneficially owned by TCV, TCVA, TCVAQ, TCVP and TCPV. See notes (2) through (7) to this table. TCMV is the sole general partner of each of TCV, TCVA, TCVAQ, and TCVP, and the sole investment partner of TCPV.

(2)	Consists of (a) 1,625,790 shares of convertible Series B Preferred Stock, (b) 1,136,849 shares of convertible Series C Preferred Stock, and (c) warrants to purchase 740,648 shares of Common Stock.

(3)	Consists of (a) 9,449 shares of convertible Series B Preferred Stock, (b) 6,607 shares of convertible Series C Preferred Stock, and (c) warrants to purchase 4,279 shares of Common Stock.

(4)	Consists of (a) 9,015 shares of convertible Series B Preferred Stock, (b) 6,305 shares of convertible Series C Preferred Stock, and (c) warrants to purchase 4,081 shares of Common Stock.

(5)	Consists of (a) 47,056 shares of convertible Series B Preferred Stock, (b) 32,095 shares of convertible Series C Preferred Stock, and (c) warrants to purchase 21,302 shares of Common Stock.

(6)	Consists of (a) 123,517 shares of convertible Series B Preferred Stock, (b) 86,370 shares of convertible Series C Preferred Stock, and (c) warrants to purchase 55,916 shares of Common Stock.

(7)	Each share of Preferred Stock is convertible into one share of Common Stock as of September 20, 2005.
Item 7. Material to Be Filed as Exhibits
Exhibit A: Joint Filing Statement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.

Executed on behalf of the foregoing funds by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as the sole general partner of each such fund, and on behalf of Trident Capital Management-V, L.L.C.:

March 22, 2007

Date

/s/ Christopher P. Marshall, Managing Director

Signature

Christopher P. Marshall, Managing Director

Name/Title

Trident Capital Parallel Fund-V, C.V.

Executed on behalf of Trident Capital Parallel Fund-V, C.V. by the undersigned as an authorized signatory of Trident Capital Management-V, L.L.C., which serves as its sole investment partner:

March 22, 2007

Date

/s/ Christopher P. Marshall, Managing Director

Signature

Christopher P. Marshall, Managing Director

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Xata Corporation is filed on behalf of each of the undersigned.
Dated: March 22, 2007
Trident Capital Fund-V, L.P.
Trident Capital Fund-V Affiliates Fund, L.P.
Trident Capital Fund-V Affiliates Fund (Q), L.P.
Trident Capital Fund-V Principals Fund, L.P.
Executed on behalf of the foregoing funds by the
undersigned as an authorized signatory of Trident
Capital Management-V, L.L.C., which serves as the
sole general partner of each such fund, and on
behalf of Trident Capital Management-V, L.L.C.:

/s/ Christopher P. Marshall, Managing Director Signature

Christopher P. Marshall, Managing Director Name/Title
Trident Capital Parallel Fund-V, C.V.
Executed on behalf of Trident Capital Parallel
Fund-V, C.V. by the undersigned as an authorized
signatory of Trident Capital Management-V, L.L.C.,
which serves as its sole investment partner:

/s/ Christopher P. Marshall, Managing Director
Signature

Christopher P. Marshall, Managing Director
Name/Title